TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS FOURTH QUARTER 2023 PRODUCTION RESULTS
AND COMMISSIONING PROGRESS AT CÔTÉ GOLD

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, January 22, 2024 - IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce preliminary full year and fourth quarter 2023 production results and progress at the Côté Gold Project, located in Ontario, Canada.

Highlights

• 2023 attributable gold production of 465,000 ounces which is at the top end of the annual production guidance of 410,000 to 470,000 ounces.

• Essakane achieved attributable production in the fourth quarter of 108,000 ounces, bringing the full year production to 372,000 ounces, nearing the top end of the annual guidance of 380,000.

• Westwood achieved production in the fourth quarter of 28,000 ounces, bringing the full year production to 93,000 ounces and beating the annual guidance of 70,000 to 90,000 ounces.

• Côté Gold commissioning activities progressing well with the start-up of the primary crushing circuit ongoing. Initial production remains on track for March 2024.

• IAMGOLD to report year-end financial results on February 15, 2024 after market close.

"IAMGOLD finished the year with a strong quarter with both Essakane and Westwood achieving the highest production levels this year," commented Renaud Adams, President and Chief Executive Officer of IAMGOLD. "As a result, the Company finished the year with total annual attributable production of 465,000 ounces of gold, which was on the upper end of the annual production guidance target of 410,000 to 470,000 ounces of gold. We congratulate the Essakane team who achieved their targets while facing considerable challenges and the Westwood team who continues to execute on the plan to increase production, with a notable achievement of producing approximately 12,400 ounces in December."

"At Côté Gold, pre-commissioning and commissioning activities are progressing well," continued Mr. Adams. "Pre-commissioning of the primary crushing circuit is ongoing with full commissioning of the first mined rock delivered to the crusher via our autonomous haul trucks planned for later this week. Next steps include commissioning of the secondary crushing circuit, followed by the grinding and wet circuits towards our target of initial production towards the end of the quarter. This stage of iterative testing and project advancement is critical in order to position the project for a successful and steady ramp up of gold production through the year. Côté Gold is expected to be the third largest gold mine in Canada with an expected mine life exceeding 18 years, repositioning IAMGOLD with a strong foundation of gold production, lower cost profile and exceptional growth opportunities in Canada."

2023 Production Results

In 2023, IAMGOLD achieved attributable gold production of 465,000 ounces, at the top end of the guidance range of 410,000 to 470,000 ounces, including 136,000 ounces in the fourth quarter. Annual gold sales were 462,000 ounces on an attributable basis at an average realized gold price of $1,955 per ounce. Fourth quarter gold sales were 136,000 ounces on an attributable basis at an average realized gold price of $2,005 per ounce.

		Q4 2023			2023
		Essakane	Westwood	Total	Essakane	Westwood	Total
Gold produced, attr.[1]	koz	108	28	136	372	93	465
Guidance					340 - 380	70 - 90	410 - 470
Material mined	kt	12,910	-		43,348	-
Waste mined	kt	9,693	-		33,763	-
Ore mined	kt	3,217	239		9,586	1,022
Mill feed	kt	3,116	245		11,283	1,034
Mill feed grade	g/t	1.32	3.90		1.26	3.03
Gold recovery	%	91%	94%		90%	93%

  Essakane and Westwood production reported on an attributable basis of 90% and 100%, respectively.

Fourth Quarter and Full Year 2023 Financial Results

IAMGOLD will release its fourth quarter and full year 2023 operating and financial results, as well as operating outlook for 2024, after market hours on Thursday, February 15, 2024. Senior management will host a conference call to discuss the operating performance and financial results on Friday, February 16, 2024, at 8:30 a.m. (Eastern Time).

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following options:

Pre-register via: Chorus Call IAMGOLD Q4 Registration (recommended) - Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (800) 319-4610

International: +1 (604) 638-5340

Webcast: https://services.choruscall.ca/links/iamgold2023q4.html

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 0658.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

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IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy", "during", "ongoing", "subject to", "future", "objectives", "opportunities", "committed", "prospective", or "project" or the negative of these words or other variations on these words or comparable terminology. For example, forward-looking statements in this news release include, without limitation, those under the headings "Highlights", "Fourth Quarter and Full Year 2023 Financial Results",  and "About IAMGOLD" and include, but are not limited to, statements with respect to:  operational and financial performance including the Company's guidance for and actual results of production, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; the expected costs and schedule to complete construction and commissioning of the Côté Gold project; the life-of-mine plan, ramp up assumptions and other project metrics including operating costs in respect to the Côté Gold project; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company's capital allocation; the composition of the Company's portfolio of assets including its operating mines, development and exploration projects;;; the price of gold and other commodities; foreign exchange rates and currency fluctuations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; expected completion of construction and commissioning activities, anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the ability of the Company to successfully complete the construction of Côté Gold and commence commercial production from the mine; the ability of the Company to complete the sales of the remaining Bambouk assets; the Company's business strategies and its ability to execute thereon; security risks, including civil unrest, war or terrorism and disruptions to the Company's supply chain as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company's Essakane mine; the ongoing impacts of COVID-19 (and its variants) on the Company and its workforce; the availability of labour and qualified contractors; the availability of key inputs for the Company's operations and disruptions in global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (such as diesel and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the inability of the Company to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, flooding, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

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Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at http://www.sedarplus.ca/ or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

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